FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Northern Peru Copper Corp. (the “Company”)

1550 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

August 23, 2007

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on August 23, 2007 at Vancouver, British Columbia and distributed through the facilities of MarketWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announces that it has entered into an unsecured bridge financing facility for up to US$5 million on commercial terms.  The facility is being provided by the Chairman of the Company.  The facility will be in available to the Company for up to 8 months.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company announces that it has entered into an unsecured bridge financing facility for up to US$5 million on commercial terms.  The facility is being provided by the Chairman of the Company.  The facility will be in available to the Company for up to 8 months.

Funds from the facility will be used to advance the bankable feasibility study on the Galeno copper/gold/silver/molybdenum project, to fund the acquisition of certain surface rights, exploration programs, and for general working capital purposes.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 27th day of August, 2007.

“Signed”

Robert Pirooz

1550-625 HOWE STREET, VANCOUVER, B.C.  CANADA  V6C 2T6

TEL. 604.687-0407  FAX.  604.687-7041